EXHIBIT 8

ALSTON&BIRD LLP

601 Pennsylvania Avenue, N.W.
North Building, 10th Floor

Washington, DC 20004-2601

202-756-3300
Fax: 202-756-3333
www.alston.com

August 25, 2003

Duke Realty Corporation

600 East 96th Street, Suite 100

Indianapolis, IN 46240

                Re:          Registration Statement File No. 333-37920

Ladies and Gentlemen:

We are acting as counsel to Duke Realty Corporation, an Indiana corporation (the “Company”), in connection with the Prospectus Supplement, dated July 24, 2003 (collectively, the Prospectus Supplement and the Prospectus, dated January 9, 2003 are called the “Prospectus”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), to offer and sell $100 million of the Company’s equity securities.  The prospectus is part of the Company’s Registration Statement on Form S-3 (File No. 333-37920), which was originally filed with the Commission on May 26, 2000 (as amended and supplemented from time to time, the “Registration Statement”).  This opinion letter is rendered pursuant to Item 16 of Form S-3 and Item 601(b)(8) of Regulation S-K.

You have requested our opinion as to (i) the qualification of the Company as a real estate investment trust (“REIT”) under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”) and (ii) the accuracy of the discussion of US federal income tax considerations contained under the caption “Federal Income Tax Considerations” in the Prospectus.

In preparing this opinion, we have reviewed the Prospectus, the Company’s Articles and Bylaws, the Second Amended and Restated Agreement of Limited Partnership of Duke Realty Limited Partnership and the amendments thereto, and such other documents as we have deemed necessary or appropriate.  We have also obtained representations made by the Company as to factual matters through a certificate of an officer of the Company (the “Officer’s Certificate”).  Our opinion is based solely on the information and representations in such documents.  We have assumed, with your consent, that the representations set forth in the Officer’s Certificate are true, accurate, and complete as of the date hereof.  While we are not aware of any facts inconsistent with the representations set forth in the Officer’s Certificate, we have not made an independent investigation or audit of the facts set forth in any of the above-referenced documents.

One Atlantic Center 1201 West Peachtree Street Atlanta, GA 30309-3424 404-881-7000 Fax: 404-881-7777	Bank of America Plaza 101 South Tryon Street, Suite 4000 Charlotte, NC 28280-4000 704-444-1000 Fax: 704-444-1111	90 Park Avenue New York, NY 10016 212-210-9400 Fax: 212-210-9444	3201 Beechleaf Court, Suite 600 Raleigh, NC 27604-1062 919-862-2200 Fax: 919-862-2260

Without limiting the foregoing, we have not undertaken to review the REIT status of Weeks Corporation at the time of its merger into the Company in 1999 or the classifiaction for tax purposes of all of the partnerships and limited liability companies in which the Company owns an interest.  Instead, we have, with your consent, relied on the Company’s representations in the Officer’s Certificate.

In rendering the opinion set forth herein, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures thereon, the legal capacity of natural persons executing such documents and the conformity to authentic original documents of all documents submitted to us as copies.

Based on the foregoing, we are of the opinion that:

(i)                                     Commencing with its taxable year ended December 31, 1999, the Company has been organized, and has operated, in conformity with the requirements for qualification and taxation of the Company as a REIT under the Code, and the present and proposed method of operation (as described in the Prospectus and the Officer’s Certificate) of the Company will permit the Company to continue to so qualify.

(ii)                                  The statements in the Prospectus under the caption “Federal Income Tax Considerations” and in the Prospectus Supplement under the caption “Certain Federal Income Tax Considerations,” to the extent that they describe matters of law or legal conclusions, are correct in all material respects.

The Company’s qualification as a REIT depends on the Company’s ongoing satisfaction of the various requirements under the Code and described in the Prospectus under the caption “Federal Income Tax Considerations” relating to, among other things, the nature of the Company’s gross income, the composition of the Company’s assets, the level of distributions to the Company’s shareholders, and the diversity of the Company’s ownership.  Alston & Bird LLP will not review the Company’s compliance with these requirements on a continuing basis.  No assurances can be given that the Company will satisfy these requirements.

An opinion of counsel merely represents counsel’s best judgment with respect to the probable outcome on the merits and is not binding on the Internal Revenue Service or the courts.  There can be no assurance that positions contrary to our opinion will not be taken by the Internal Revenue Service or that a court considering the issues would not hold contrary to such opinion.

The opinions expressed herein are given as of the date hereof and are based upon the Code, the Treasury regulations promulgated thereunder, current administrative positions of the Internal Revenue Service, and existing judicial decisions, any of which could be changed at any time, possibly on a retroactive basis.  Any such changes could adversely affect the opinions rendered herein.  In addition, as noted above, our opinions are based solely on the documents that we have examined and the representations that have been made to us, and cannot be relied upon if any of the facts contained in such documents or in such additional information is, or later becomes, inaccurate or if any of the representations made to us is, or later becomes, inaccurate.  Finally, our opinion is limited to the US federal income tax matters specifically covered herein, and we have not opined on any other tax consequences to the Company or any other person, and we express no opinion with respect to other federal laws, the laws of any other jurisdiction, the laws of any state or as to any matters of municipal law or the laws of any other local agencies within any state.

No opinion other than that expressly contained herein may be inferred or implied.  We have no obligation to update this opinion.

We hereby consent to the filing of this opinion letter as Exhibit 8 to the Registration Statement and to the reference to this firm under the caption “Legal Matters” in the prospectus constituting a part of the Prospectus.  In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Act.

Very truly yours,

ALSTON & BIRD LLP

By:	/s/ James E. Croker
James E. Croker, Partner